

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

J. Douglas Smith
Chief Financial Officer
Valor Latitude Acquisition Corp.
PO Box 309, Ugland House
Grand Cayman KY 1-1104
Cayman Islands

> **Re: Valor Latitude Acquisition Corp.**
> **Form 8-K Filed on November 23, 2021**
> **File No. 001-40322**

Dear Mr. Smith:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K Filed on November 23, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Combined Interim Review

1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction